May 5, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altria Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-8940

and

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2011

Dear Mr. Humphrey:

We are transmitting herewith the response of Altria Group, Inc. (“Altria”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated April 19, 2011 (the “Comment Letter”) relating to Altria’s Form 10-K for the year ended December 31, 2010 filed on February 25, 2011 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 8, 2011 (the “Proxy Statement”).

Set forth below are Altria’s responses to the Comment Letter. For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Altria Group Inc.

6601 West Broad Street, Richmond, VA 23230

Mr. David R. Humphrey

U. S. Securities and Exchange Commission

May 5, 2011

Definitive Proxy Statement on Schedule 14A

Long-Term Incentives, page 44

1.	Please confirm that in future filings you will quantify the total shareholder return target that must be achieved in order for your executive officers to earn their long-term incentive plan compensation or advise.

RESPONSE:

As outlined on page 45 of the Proxy Statement, total shareholder return (“TSR”) was one of the primary financial measures considered by the Compensation Committee of Altria’s Board of Directors (the “Committee”) in assessing executive performance for purposes of the 2008-2010 performance cycle of Altria’s Long-Term Incentive Plan (the “LTIP”). There was no “target” TSR that had to be achieved for Altria’s named executive officers (“NEOs”) to receive a specific award under the LTIP for this performance cycle; rather, as disclosed on pages 45-46 of the Compensation Discussion and Analysis section of the Proxy Statement (the “CD&A”), the Committee considered TSR on a relative basis. Specifically, the Committee compared Altria’s TSR over the 2008-2010 performance cycle period to the TSR over the comparable period of companies in (i) Altria’s 2010 compensation survey group, (ii) Altria’s compensation peer group and (iii) the S&P 500 index. As further described on page 46 of the Proxy Statement, Altria’s TSR outperformed each of these benchmarks. We anticipate that in the future the Committee will consider TSR as a performance measure under Altria’s LTIP on a relative basis without any specific TSR target, together with other financial and strategic performance measures.

For these reasons, we respectfully submit that the inclusion of a specific TSR target is a concept that is inapplicable to Altria’s future filings.

2010 Executive Compensation Decisions, page 48

2.	We note your disclosure that your Compensation Committee reviews tally sheets for executive compensation. Please confirm that in future filings you will revise your disclosure to explain in more detail what information was included in the tally sheets and discuss how it impacted the Compensation Committee’s decision on compensation awards.

RESPONSE:

We confirm that in future definitive proxy statements Altria will provide additional detail as to the tally sheets that are reviewed by the Committee for purposes of executive compensation decisions.

Mr. David R. Humphrey

U. S. Securities and Exchange Commission

May 5, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16. Income Taxes, page 39

3.	In connection with the IRS’s examination of Altria Group, Inc.’s consolidated federal income tax returns for the years 2000-2003, you executed a closing agreement during the second quarter of 2010 and paid $945 million of tax and associated interest in July 2010 with respect to the LILO and SILO transactions that PMCC entered into during the 1996-2003 years. Because you plan to file a claim for refund, you indicate that the payment of approximately $945 million is included within other assets in the consolidated balance sheet of Altria Group, Inc. at December 31, 2010 and has not been included in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows for the year ended December 31, 2010. However, your disclosure indicates that, if the IRS disallows the claim, as anticipated, you intend to commence litigation in federal court. In this regard, we note that you filed similar claims and commenced litigation on similar matters in the past. Specifically, in October 2006, you filed a complaint in the United States District Court for the Southern District of New York to claim refunds on a portion of tax payments and associated interest for the years 1996 and 1997. In July 2009, the jury returned a unanimous verdict in favor of the IRS and, in April 2010, after denying your post-trial motions, the district court entered final judgment in favor of the IRS. In June 2010, you filed an appeal with the United States Court of Appeals for the Second Circuit. In light of the district court’s final judgment in favor of the IRS, please tell us how you determined that it is probable you will receive a favorable judgment from the United States Court of Appeals for the Second Circuit. In particular, tell us and revise your disclosures to discuss what consideration was given to the final judgment by United States District Court for the Southern District of New York, in favor of the IRS, when arriving at the conclusion that it was probable you would prevail in receiving a refund of the $945 million payment for tax and associated interest.

RESPONSE:

As disclosed generally in Note 2. Summary of Significant Accounting Policies, to the Notes to Consolidated Financial Statements, incorporated in Item 15 of the Form 10-K by reference to Altria’s 2010 Annual Report, Altria recognizes a benefit for uncertain tax positions when a tax position taken or expected to be taken in a tax return is more likely than not to be sustained upon examination by taxing authorities. In performing this evaluation, Altria considers the expected ultimate outcome of such examination, including the results of litigation and related appeals. These determinations are made in accordance with Accounting Standards Codification 740, Income Taxes (“ASC 740”).

Mr. David R. Humphrey

U. S. Securities and Exchange Commission

May 5, 2011

As you observe, the Form 10-K discusses in detail matters pertaining to the tax treatment of leveraged lease transactions entered into by Altria’s subsidiary, Philip Morris Capital Corporation (“PMCC”), that the Internal Revenue Service (the “IRS”) refers to as “lease-in/lease-out” (“LILO”) and “sale-in/lease-out” (“SILO”) transactions. In evaluating the appropriate accounting treatment for the tax positions related to PMCC’s LILO and SILO transactions, Altria considered the rulings of the United States District Court for the Southern District of New York (the “District Court”), referenced in your comment above, in the context of other relevant facts, circumstances and information available to Altria. Altria also engaged outside legal counsel to provide ongoing legal advice regarding these matters, including an updated analysis following the final judgment of the District Court. The Form 10-K reflects Altria’s determination that it is more likely than not to ultimately prevail in defending its tax positions related to PMCC’s LILO and SILO transactions. This determination is based on (i) the specific characteristics of PMCC’s LILO and SILO transactions, (ii) the technical merits of Altria’s tax position on the LILO and SILO transactions and (iii) controlling legal authorities. Furthermore, because Altria intends to continue to litigate these matters, the $945 million of federal income tax and associated interest paid to the IRS in July 2010 related to the disallowance of LILO and SILO tax benefits for the years 2000-2003 is included in other assets on Altria’s consolidated balance sheet at December 31, 2010, but not in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows for the year ended December 31, 2010.

We will clarify in discussions of these matters in the income tax note to Altria’s financial statements in future filings that Altria’s determinations pertaining to the LILO and SILO transactions were made under the provisions of ASC 740.

* * * *

In addition, Altria acknowledges that:

—	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	Altria may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 274-7543. Similarly, please let me know if you wish to discuss our responses.

Mr. David R. Humphrey

U. S. Securities and Exchange Commission

May 5, 2011

Sincerely,

/s/ LINDA M. WARREN
Linda M. Warren

Vice President & Controller

cc:	Howard A. Willard

Louanna O. Heuhsen

W. Hildebrandt Surgner, Jr.